Exhibit 99.1

Multi Ways Holdings Limited and Subsidiaries.

(Incorporated in Cayman Islands)

(Company Registration No.: CT-391248)

Interim Earnings Result for the six months ended

30 June 2024

Multi Ways Holdings Limited (“Multi ways” or the “Company”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced its unaudited financial results for the six months ended June 30, 2024.

Financial Highlights for the First Half of Fiscal Year 2024

	For the Six Months Ended June 30,
($ millions, except per share data)	2024	2023	% Change
Revenue	$14.09	$14.37	-1.95%
Gross profit	$4.66	$4.29	8.62%
Gross profit margin	33.09%	29.85%	10.85%
Income/(Loss) from operations	$0.54	$(4.65)	n.m
Operating profit margin	3.83%	-32.34%	n.m
Net income/(Loss)	$0.08	$(4.75)	n.m
Basic & Diluted earnings per share($ cents)	0.25	(17.13)	n.m
Net book value per share	$0.70	$0.54	29.63%

●	Revenue marginally decreased 1.95% to approximately $14.09 million for the six months ended June 30, 2024 from approximately $14.37 million for the six months ended June 30, 2023. The decreased was mainly attributable to the constraint on containers supply.

●	Gross profit increased by 10.85% to approximately $4.66 million for the six months ended June 30, 2024 from approximately $4.29 million for the six months ended June 30, 2023. Gross profit margin was 33.09% for the six months ended June 30, 2024, compared to 29.85% for the six months ended June 30, 2023. The increased of gross profit was primarily attributable to proportionate of revenue contributed by Rental equipment segment was relatively higher.

●	Income from operations were approximately $0.54 million for the six months ended June 30, 2024, compared to Loss from operations of approximately $4.65 million for the six months ended June 30, 2023. The operating profit margin was 3.83% for the six months ended June 30, 2024, compared to operating loss margin of 32.34% for the six months ended June 30, 2023. The increase of operating profit margin was primarily attributable to the non-recurring of fee in connection with the initial public offering exercise incurred for the six months ended June 30, 2023.

●	Net Income was approximately $0.08 million for the six months ended June 30, 2024, compared to net loss of approximately $4.75 million for the six months ended June 30, 2023.

●	Net book value per share was $0.70 as of June 30, 2024, compared to $0.54 as of June 30, 2023.

Financial Results for the First Half of Fiscal Year 2024

Revenue

Revenue decreased marginally of approximately $0.28 million or 1.95% to approximately $14.09 million for the six months ended June 30, 2024 from approximately $14.37 million for the six months ended June 30, 2023. The decrease was largely attributable to constraint on containers supply for the six months ended June 30, 2024.

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Gross Profit

Our gross profit increased by approximately $0.37 million, or 8.62%, to approximately $4.66 million for the six months ended June 30, 2024 from approximately $4.29 for the six months ended June 30, 2023. Gross profit margin was 33.09% for the six months ended June 30, 2024, as compared to 29.85% for the six months ended June 30, 2023. The increased of gross profit was primarily attributable to proportionate of revenue contributed by Rental equipment segment was relatively higher.

Selling and Distribution Expenses

Total selling and distribution expenses was approximately $0.73 million for the six months ended June 30, 2024, compared to approximately $0.50 million for the six months ended June 30, 2023. Selling and distribution expenses increased by approximately $0.23 million or 46.00%, during the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase was mainly attributable to the additional space storage rented, after disposal the property on second half of 2023.

General and Administrative expenses

Total general and administrative expenses was approximately $3.40 million for the six months ended June 30, 2024, compared to approximately $8.44 million for the six months ended June 30, 2023. General and administrative expenses decreased by approximately $5.04 million or 59.72% for the six months ended June 30, 2024 compared to the same period in 2023. The decrease was primarily due to non-recurring of fee in connection with the initial public offering exercise incurred for the six months ended June 30, 2023.

Income/(loss) from Operations

As a result of the factors described above, total operating income was approximately $0.54 million for the six months ended June 30, 2024, compared to operating loss of approximately $4.65 million for the six months ended June 30, 2023.

Other Income (Expenses)

Total other expenses, net, were approximately $0.46 million for the six months ended June 30, 2024, compared to other expenses of approximately $0.09 million for the six months ended June 30, 2023. The relatively increase of other expenses was primarily attributable to the absent of approximately US$0.22 million rental income from sublet property at 22 Gul Circle after disposed it second half of 2023 and non-recurring of approximately US$0.10 million insurance compensation received in respect of damages to crawler tower crane.

Net Income (loss) before income taxes

As a result of the factors described above, net income before income taxes was approximately $0.08 million for the six months ended June 30, 2024, compared to net loss before income taxes of approximately $4.73 million for the six months ended June 30, 2023.

Financial Condition as of June 30, 2024

As of June 30, 2024, cash and cash equivalents, restricted cash and short-term investments totalled $3.91 million, compared to $7.32 million as of December 31, 2023. Short-term bank borrowings were $10.44 million as of June 30, 2024, compared to $4.59 million as of December 31, 2023.

Accounts receivable was $7.64 million as of June 30, 2024, compared to $5.34 million as of December 31, 2023. Inventories were $42.27 million as of June 30, 2024, compared to $36.69 million as of December 31, 2023. Accounts payables and accrued liabilities were $3.79 million as of June 30, 2024, compared to $4.76 million as of December 31, 2023.

Total current assets and current liabilities were $60.32 million and $40.14 million, respectively, leading to a current ratio of 1.50 as of June 30, 2024. This compared to total current assets and current liabilities were $52.38 million and $31.48 million, respectively, and current ratio of 1.66 as of December 31, 2023.

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Cashflows for the First Half of Fiscal Year 2024

Cash flows from operating activities

For the financial period ended June 30, 2024, our net cash used in operating activities was approximately $8.03 million, which primarily consisted of our net income before income tax of approximately $0.08 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.57 million; (ii) interest expenses approximately $0.69 million; (iii)) the increase in accounts payables and accrued liabilities of approximately $2.04 million but partially offset by (a) the gain on disposal of property, plant and equipment of approximately $0.05 million; (b) the written back of inventories of approximately $0.12 million; (c) the increase of account receivables of approximately $2.45 million; (g) the increase on inventory of approximately $5.47 million and (d) the increase of deposits & other receivables of approximately $3.31 million.

Cash flows from investing activities

For the financial period ended June 30, 2024, our net cash used in investing activities was approximately $0.18 million, primarily consisting of the purchases of property, plant and equipment of approximately $0.53 million; and the investment in financial assets available for sales of approximately $0.02 million but mitigated by the proceeds from property, plant and equipment of approximately $0.36 million and proceeds from disposal of investment in financial assets available for sales of approximately $0.01 million.

Cash flows from financing activities

For the financial period ended June 30, 2024, our net cash generated from financing activities of approximately $5.22 million, which mainly consisted of proceeds from bank borrowings of approximately $19.07 million; proceeds from lease liabilities of approximately $2.83 million but offset by the repayment of bank borrowings of approximately $13.55 million; repayment of lease liabilities of approximately $2.51 million and interest payments of approximately $0.63 million.

About Multi Ways Holdings Limited.

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop.

For more information, please visit www.multiwaysholdings.com. For further information on the Company’s SEC filings please visit www.sec.gov.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	June 30, 2024	Dec 31, 2023
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	3,656	7,073
Accounts receivable, net	7,638	5,341
Inventories	42,274	36,692
Amounts due from related parties	1,221	1,068
Financial assets available for sales	256	242
Deposits, prepayments and other receivables	5,273	1,965
Total current assets	60,318	52,381

Non-current assets:
Property and equipment, net	1,841	1,817
Right-of-use assets	1,168	1,592
Investment in equity securities	2,200	2,200
Deferred tax assets	11	11
Total non-current assets	5,220	5,620

TOTAL ASSETS	65,538	58,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	3,785	4,758
Customer deposits	6,486	3,238
Amounts due to related parties	14,860	15,099
Bank borrowings	10,440	4,588
Lease liabilities	4,272	3,482
Income tax payable	300	313
Total current liabilities	40,143	31,478

Long-term liabilities:
Bank borrowings	-	431
Lease liabilities	3,700	4,265
Total long-term liabilities	3,700	4,696

TOTAL LIABILITIES	43,843	36,174

Shareholders’ equity
Ordinary share, par value US$0.00025, 400,000,000 shares authorized, 30,840,000 ordinary shares issued and outstanding	8	8
Additional paid-in capital	18,945	18,945
Retained earnings	3,101	3,024
Accumulated other comprehensive loss	(359)	(150)
Total shareholders’ equity	21,695	21,827

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,538	58,001

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MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2024	2023
	$’000	$’000

Revenues, net	14,091	14,371
Cost of Sales	(9,428)	(10,083)
Gross Profit	4,663	4,288

Operating costs and expenses:
Selling and distribution	(728)	(495)
General and administrative	(3,395)	(8,440)
Total operating costs and expenses	(4,123)	(8,935)

Profit/(Loss) from operations	540	(4,647)

Other Income/(expenses):-
Gain from disposal of plant and equipment	50	125
Interest income	121	3
Interest expenses	(694)	(522)
Dividend income	12	14
Government grants	15	17
Foreign exchange loss, net	(4)	(73)
Other income	38	350
Total other (expenses)/income, net	(462)	(86)

Profit/(loss) before income taxes	78	(4,733)
Less: Income tax expenses	(1)	(62)
NET INCOME/(LOSS)	77	(4,795)

Less: Net income attributable to Non-controlling interest (NCI)	-	50

NET INCOME/(LOSS) ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	77	(4,745)

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(209)	206
COMPREHENSIVE LOSS	(132)	(4,539)

Net income per share
Basic and Diluted (cents)	0.3	(17.1)

Weighted average number of ordinary shares outstanding
Basic and Diluted	30,840	27,703

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MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated Other		Non	Total
	No. of shares	Amount	paid-in capital	comprehensive loss	Retained earnings	Controlling Interest	shareholders’ equity
	‘000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2022	24,800	6	5,440	(345)	257	-	5,358

Foreign currency translation adjustment	-	-	-	(74)	-	-	(74)

Net income for the year	-	-	-	-	978	50	1,028

Balance as of December 31, 2022	24,800	6	5,440	(419)	1,235	50	6,312

Foreign currency translation adjustment	-	-	-	269	-	-	269

Net income for the year	-	-	-	-	1,789	(50)	1,739
Issue of new shares net of deferred offering costs	6,040	2	13,505	-	-	-	13,507

Balance as of December 31, 2023	30,840	8	18,945	(150)	3,024	-	21,827

Foreign currency translation adjustment	-	-	-	(209)	-	-	(209)

Net income for the year	-	-	-	-	77	-	77

Balance as of June 30, 2024	30,840	8	18,945	(359)	3,101	-	21,695

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MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2024	2023
	$’000	$’000
Cash flows from operating activities

Net Income/(loss) before income taxes	78	(4,733)
Adjustment for :

- Depreciation of property, plant and equipment	166	462
- Amortisation of Right-of-Use assets	404	431
- Inventory written back	(117)	-
- Gain on disposal of property, plant and equipment	(50)	(84)
- Gain on disposal of Investment available for sales	(7)	(8)
- Gain on fair value adjustment on Investment available for sales	(4)	(9)
- Interest expenses	694	305
	1,164	(3,636)
Change in working capital
- Trade and other receivables	(2,453)	340
- Inventories	(5,465)	(2,485)
- Deposits, prepayments and other receivables	(3,307)	(1,365)
- Accounts payables and accrued liabilities	2,041	553

Cash used in operations	(8,020)	(6,593)

Income tax paid	(14)	(436)

Net cash used in operations activities	(8,034)	(7,029)

Cash flows from investing activities
Purchase of property, plant and equipment	(527)	(1,079)
Investment in Equity securities	-	(2,200)
Additional of Right-of-use assets	-	(879)
Purchase of Investment available for sales	(18)	(34)
Proceeds from disposal of property, plant and equipment	358	121
Proceeds from Investment available for sales	10	168

Net cash used in investing activities	(177)	(3,903)

Cash flows from financing activities
Proceeds from share issuance	-	15,100
Proceeds from borrowings	19,074	19,279
Proceeds from lease Liabilities	2,825	3,896
Additional of ROU liabilities	-	844
Repayment of borrowings	(13,545)	(17,872)
Payment of principal portion of lease liabilities	(2,507)	(5,722)
Repayment of ROU liabilities	-	(437)
Interest paid	(632)	(279)

Net cash generated from financing activities	5,215	14,809

Net (decrease)/increase in cash and cash equivalents	(2,996)	3,877

Effect of exchange rate changes	(421)	310

Cash and cash equivalents

Beginning of financial year	7,073	1,003

End of financial periods	3,656	5,190

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